

July 2, 2012

Via E-mail
Craig Dynes
Senior Vice President, Chief Financial Officer
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142-1590

> **Re: Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-11859**

Dear Mr. Dynes:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2011 Compared to 2010

Revenue, page 21

1.   In the company's January 12, 2009 response to staff comment 1, the company indicated that it will consider disclosing a meaningful metric regarding follow-on sales starting no

later than with the March 31, 2009 Form 10-Q. While on page 27 you disclose the percentage of new license arrangements executed during 2010 from existing customers, you do not provide a similar disclosure with respect to 2011. You indicate in various places, including your business section on page 4 and your business overview discussion on page 19, that your strategy is to sell limited-scope initial licenses with the focus of generating follow-on sales. Considering the continuing significance of the role that follow-on sales appear to play in your overall business performance, please tell us how you considered providing a similar metric related to follow-on sales for 2011. Refer to Section III.B.1 of SEC Release 33-8350.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

(a) Revenue Recognition, page 49

2.   You disclose that when implementation services are sold together with your Pega Cloud offering and these services have stand-alone value to the customer, the company accounts for these services separately from the Pega Cloud offering. You further disclose that generally you are not able to determine third-party evidence of selling price as your sales strategy is customized to the needs of customers and your products or services are dissimilar to comparable products or services in the marketplace. Please tell us whether you typically conclude that the implementation services have stand-alone value to the customer and if so, your basis for this conclusion. Refer to ASC 605-25-25-5.

Note 16. Income Taxes, page 70

3.   We note the significant adjustments in 2011 related to domestic production activities and tax exposure reserve in your rate reconciliation on page 71. Please explain to us why the impact of the domestic production activities was so significant in 2011 and what the tax exposure reserve adjustment relates to.

4.   As a related matter, please tell us what consideration you gave to separately disclosing decreases in the unrecognized tax benefits relating to settlements with taxing authorities and reductions as a result of a lapse of the applicable statute of limitations in your reconciliation of unrecognized tax benefits disclosure on page 73. Refer for ASC 740-10-50-15A.

5.   We note your disclosure on page 73 that you have not provided for any additional federal or state income taxes or foreign withholding taxes on your foreign undistributed earnings considering the earnings have been indefinitely reinvested. Similar to your disclosure on page 32, in future filings please disclose, if true, that it is impracticable to estimate the

amount of unrecognized deferred tax liability related to these earnings. Refer to ASC 740-30-50-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief